

July 25, 2014

Via E-mail
Mr. Ammar Al-Joundi
Chief Financial Officer
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Ontario M5J 2S1
Canada

> **Re:** **Barrick Gold Corporation**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-09059**

Dear Mr. Al-Joundi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.3 – Audited Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 84
L) Production Stage, page 89

1. We note you disclose your policy for determining when a mine is ready to be moved to the production stage, along with some of the criteria you consider. Please tell us whether any of the factors you consider include the achievement of a specific operating margin, level of financial performance or level of cash flows. If so, please tell us how you determined such factors are consistent with the asset being in the location and condition

necessary to operate in its intended manner.  Refer to paragraph 20 of IAS 16.  Please expand your disclosure in future filings to clarify your policy accordingly.

2.      You disclose that when a mine enters the production phase, costs are either capitalized as inventory or expensed, except for certain costs including exploration and evaluation expenditures that meet the criteria for capitalization.  Please expand your disclosure in future filings to briefly explain the nature of exploration and evaluation activities that are capitalized during the production stage, and the criteria you consider when capitalizing them.  Please provide us with your proposed future disclosure.

G) Exploration and Evaluation, page 87

3.      Please expand your disclosure in future filings, either as part of this footnote or footnote 3, to address how you determine when technical feasibility and commercial viability are demonstrable (i.e. what factors do you consider for demonstrating technical feasibility and commercial viability).  Refer to paragraphs 5(b) and 17 of IFRS 6.  Please provide us with your proposed future disclosure.

M) Property, Plant and Equipment, page 89
iii) Open Pit Mining Costs, page 90

4.      Please expand your disclosure to clarify how you define and delineate components.  Please also clarify whether component(s) included in the depreciable base of the production-stage stripping asset are limited to the component made immediately more accessible, or whether the depreciable base includes some consideration for the future components that will become accessible beyond the immediately-successive component.  Please provide us with your proposed future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining